Explanatory Note

This amended response letter dated as of November 17, 2023, is being submitted solely for the purpose of updating the graph in our response to Comment 2.1 hereof. The response letter originally submitted included an incorrect version of the graph. No other changes have been made to the original submission of the response letter.

November 17, 2023

Ms. Megan Akst (Senior Staff Accountant)

Ms. Christine Dietz (Senior Staff Accountant)

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millicom International Cellular S.A.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-38763

Dear Ms. Akst and Ms. Dietz,

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 30, 2023 (the “Second Comment Letter”) with respect to the financial statements and related disclosures of the Form 20-F for the Fiscal Year Ended December 31, 2022 filed by Millicom International Cellular S.A. (“Millicom” or the “Company”) with the Commission on February 28, 2023.

For your convenience, we have reproduced the Staff’s comments preceding our responses below. We also suggest organizing a conference call once you have reviewed our answers, so that we can clarify any further questions or doubts you might have.

Meanwhile, please do not hesitate to contact Celso Vianna (Chief Accounting Officer) celso.vianna@millicom.com, Geoffrey Smets (Group Financial Reporting Director) geoffrey.smets@millicom.com or myself with any questions.

Very truly yours,

 /s/ Sheldon Bruha

Sheldon Bruha

Chief Financial Officer

Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020, page F-5

1.	We note your response to comment 1 and specifically how you define Cost of Sales, noting that it does not include depreciation, amortization or any indirect cost of services necessary to generate revenue. Please tell us in more detail about, and the amount of, depreciation, amortization and indirect costs of services that were necessary to generate revenue in the periods presented. We note your reference to paragraph 15 of IAS 1 and the concepts of fair presentation and faithful representation. Please refer to paragraphs 2.12 to 2.14 of the IFRS Conceptual Framework for Financial Reporting, which indicates that information must faithfully represent the substance of what it purports to represent and that a faithful representation is, to the maximum extent possible, complete, neutral and free from error. Please tell us how you considered the concept of completeness when presenting a measure of “Gross Profit” that excludes certain costs required or necessary to generate revenue. Tell us if you considered revising the title of “Gross Profit” to provide an indication to your investors that it excludes certain costs and/or if you have considered the presentation of an additional subtotal of “Gross Profit” that includes all costs necessary to generate revenue.

As noted in our previous response, the Group analyzes expenses recognized in the consolidated statement of income by their nature. As such, the current Cost of Sales (COS) and Operating Expenses (OPEX) line items are not typically and equally correlated to the evolution of the Revenue line. This explains why Management believes that the current presentation together with the additional details disclosed in note B.2. ‘Expenses’ (which describes the nature of the expenses by category and amount) enable the users of the financial statements to understand the composition of COS and OPEX, and therefore meet the requirement of paragraphs 2.12 to 2.14 of the IFRS Conceptual Framework.

With this being said, we agree with the Staff’s comment that the ‘Gross profit’ line might be unsuitable in a consolidated statement of income presented by nature of expenses. As a result, and also considering the above explanations, we propose, in future filings, to remove the “Gross Profit” line item, rename the COS line as ‘Costs of Goods Sold and Services Rendered’ and increase the level of details disclosed in note B.2.2.. These changes would be reflected as follows:

In the consolidated statement of income:

In the note B.2.:

Notes to Consolidated Financial Statements

Note B.3. Segmental Information, page F-36

2.	We note your response to prior comment 2. Please address the following:

2.1.	Provide us with additional details about your management structure and how your company is organized, including an organizational chart. In your response, identify and expand on your description of country General Managers and country Chief Financial Officers, their roles and responsibilities, and tell us who they report to. Also, indicate the individual or individuals responsible for the Honduras joint venture.

The Company management structure from January 1, 2022 to December 31, 2022 was organized as follows:

1.	Level 1 is the Chief Executive Officer (CEO) that reports to the Board of Directors

2.	Level 2 are the Executive Vice Presidents (Executive team members) that report to the CEO:

a.	Chief Financial Officer (CFO)

b.	Chief Operating Officer (COO)

c.	Chief Technology an Information Officer (CCTO)

d.	Chief Legal and Compliance Officer (CLCO)

e.	Chief Human Resources Officer (CHRO)

f.	Chief External Affairs Officer (CEAO)

The CEO and EVPs form the ‘Executive Team’ (ET).

Organizational chart of the Executive Team – information extracted from the Company’s HRIS system:

3.	Level 3 are the General Managers (GMs) of the country operations that report into the COO role (the COO also has some additional direct reports).

See below the Organizational chart of the COO’s team – information extracted from the Company’s HR system:

As depicted above, the GMs report to the COO and are responsible for the day-to-day management of its country operations, the local commercial and technical deployment of the Group’s strategy, as well as the execution of the budget, as defined by the Executive Team (“ET”) and approved by the Board of Directors. The GMs possess a limited level of authority, which restrict their ability to make decisions that could significantly affect the financial performance or results of operations for the following reasons:

-	GMs report directly to the COO, part of the CODM, who has ultimate responsibility for the segment and country operations financial performance and results of operations. See organizational chart above.

-	The COO sets the overall strategic direction for the segment and country operations. For example, pricing changes and decisions need to be reviewed and agreed by the COO and his team.

-	The COO approves the segment and country operations operating plan. The GMs cannot make adjustments to their annual budget without the approval of the COO.

-	The COO monitors the segment and country operations performance and makes adjustments to the operating plan as needed. See example of Capex allocation under our answer to question 4. Below.

-	The GMs’ compensation package is heavily tied to the segment’s financial performance (35% of base salary), while the compensation package of the COO and CODM is fully weighted based on the segment’s financial performance.

-	The COO has the authority to make decisions with the potential to significantly affect the financial performance or results of operations within the segment and country. To illustrate, country operations are charged annual management fees amounting to 6 to 7.5% of the total revenue. These percentages may be subject to adjustments by the COO during the year depending on the country operations performance, and GMs do not possess the authority to oppose such adjustments.

Based on the information provided above and the reasons outlined elsewhere in this letter (see also answer to question 5.), our perspective is that the COO ultimately serves as the segment manager, reporting directly to the CODM.

Below are some examples of the key roles and responsibilities of the GMs:

o	Accountable for the overall performance and successful execution of the country’s business plan as defined by the ET for the short and long term, and the overall strategic direction for the country operations set by the COO (operating plan, pricing strategy, etc.).

o	Ensure that the company is adequately and effectively represented within local regulatory, fiscal, and operational landscape while aligning with corporate policies

o	Ensure the optimal utilization of resources within the budget that is defined by the ET and the application of Group´s organizational policies.

o	Implement key decisions regarding major technological transformations and digital evolution that is defined by the Group CTIO.

o	Promote the Millicom culture within country organization.

o	Be a leader and promoter of talent and organizational culture aligned with the vision, purpose and guidelines defined by the Group.

o	Build long-term relationships with different stakeholders, government, and regulatory entities.

4.	Level 4: Country CFOs (Heads of Finance in Country Operations) report directly to their respective GMs, with a dotted line to the Group CFO.

The Heads of Finance in Country Operations are responsible for all financial and internal controls’ compliance aspects of their respective operations. Below are the key roles and responsibilities of the CFOs:

o	Management of financial risk, planning, and record-keeping activities, as well as financial reporting according to corporate, regulatory and shareholder requirements.

o	Design and implement procedures and controls necessary to ensure the quality of information and safeguard of all company assets.

o	Full responsibility for ensuring compliance of all corporate policies and relevant local and international regulations where the Group operates.

o	Responsible for developing the business cases for capital investment projects (i.e. the CAPEX Approval Requests – See answer to question 4.), which are presented to the Group Capex Committee for approval.

o	Active participation in the strategic planning process, budgeting, and implementing of a reliable forecasting process defined and led by the ET.

o	Manage local liquidity risk, cash management, debt issuance, foreign exchange, and interest rate risk under the ET´s authority. Also manage local bank relationships in conjunction with Group Treasury as all debt issuance and redemption activities require ET approval.

o	Management and supervision of the adequate tracking and accounting of the operation’s fixed assets.

o	Accountability for producing and managing all information related to taxes, tariffs and contributions according to local legal requirements.

Lastly, in response to your question about the individuals responsible for the Honduras joint venture (“JV”), the governance of the JV is structured under a shareholders’ Agreement (SHA). Similar to other Millicom’s country of operations, the Honduras Board of Directors appoints a GM who is responsible for the day-to-day management of its country operations, the local commercial and technical deployment of the Group’s strategy, as well as the execution of the budget, as approved by the Board of Directors. The board is composed of representatives from both shareholders as described below. They collectively oversee the strategic and operational aspects of the JV.

A.	66.67% Millicom, represented by:

I.	Esteban Iriarte (member and Deputy Chair) – Millicom Group COO

II.	Paola Ballesteros (member and Secretary) – Millicom Group VP of strategic Planning and Performance

III.	Xavier Rocoplan (member) – Millicom Group CTIO

IV.	Luciano Pablo Marino (alternate member and alternate Deputy Chair) – Millicom Group VP B2C

V.	Salvador Escalon (alternate member and alternate Secretary) – Millicom Group CLCO

VI.	Karen Salas-Morales (alternate member) – Millicom Group VP and General Counsel – Corporate • General Counsel LATAM

B.	33.33% CentroTel Group, represented by:

I.	Antonio Tavel Otero (member and Chair)

II.	Jimmy Zuniga (member)

III.	Roberto Isaias Plaza (alternate member and alternate Chair)

IV.	Roberto Kury (alternate member)

2.2.	Describe the key operating decisions within your business and who makes these decisions.

Millicom’s Board of Directors has delegated its authority to the ET, with the exception of certain Reserved Matters, as described further below. As a result, the ET is responsible for making all decisions in accordance with the Authority Matrix which is approved by the Board of Directors of Millicom (BOD) on an annual basis. The latter outlines the individuals authorized to execute certain decisions, actions and transactions on behalf of Millicom, and to contractually bind Millicom to those decisions, actions and transactions by their signatures (“Signatories”). The Signatories are the members of the ET as well as certain Vice Presidents (VPs) depending on the specificity of the transactions and authorizations. Responsible for the following decisions.

From the list of decisions which are made by the ET for the Company, including its subsidiaries and joint ventures, the critical key operating decisions can be summarized as follows:

•	Strategic planning and decision-making: The ET is responsible for setting the Group’s overall strategic direction and making decisions that will impact the Group’s long-term growth and profitability. This includes decisions about the Group’s product offerings, pricing strategies, marketing and sales plans, and network/spectrum/Capex investments.

•	Budgeting and resource allocation: The ET is responsible for setting the Group’s budget, which is ultimately approved by the BOD, and for allocating resources across the different country operations. This includes decisions about how much to invest in new products and services, how to expand the Group’s network and Capex allocation (see answer to question 4. Below), and how to manage the workforce across the Group and country operations.

•	Capital allocation: The ET is responsible for making financing decisions, such as raising new debt or capital, either at Group or country operations’ level, and for allocating these resources and any excess operating cash flow throughout the Group or to its shareholders. As an example, it is not unusual to have country operations raising local debt to help repay or refinance debt elsewhere in the Group.

In addition to the above responsibilities, the Group incorporates governance, risk, control, compliance and assurance activities into the daily operations of all of its operating businesses and corporate functions. The ET establishes policies and procedures and oversees their implementation and compliance in accordance with our obligations and international best practices. Each function has clear reporting lines which lead up to the ET. ET members report to the CEO with a dotted line to the Board committees based on the responsibilities of each committee. Full responsibilities and operating decisions of each function have been included in our previous response letter to question 2.

BOD’s Reserved Matters:

1. Commitments, Agreements and Expenditures

1.1 Capital expenditures and other transactions exceeding the approved budget;

1.2 Commitments for capital expenditures for the next year exceeding 60% of the current year’s approved budget;

1.3 Decisions within approved budget (including spectrum) above USD 50 million;

1.4 Entering into or terminating agreements that are unusual for the Company;

1.5 Entering into or terminating agreements between the Company and:

1.5.1 shareholders of the Company; or

1.5.2 its joint venture or subsidiary partners, or

1.5.3 physical or legal persons closely related to such shareholders; or

1.5.4 executive officers or other senior management personnel of the Company or its subsidiaries or joint ventures (excluding employment contracts).

2. Annual Budget – the annual budget for the Company, including its subsidiaries and joint ventures.

3. Mergers, Acquisitions, and Divestitures – acquisitions, subscriptions, and divestitures of shares in companies, or acquisitions or divestitures of businesses above USD 50 million.

4. Subsidiaries and capital increases – establishment of subsidiary companies and capital increases in subsidiaries exceeding USD 50 million.

5. Strategy – new or discontinued lines of business, and significant changes in the strategy.

6. Risk appetite – global risk appetite and tolerance for risk.

7. Organizational structure – Major operational reorganizations, including significant changes in responsibilities of the executive management team of the Company.

8. Financing – Raising or granting of third-party loans, guarantees, pledges and securities exceeding USD 50 million.

9. Real Estate – acquisitions or divestitures of real property owned directly or lease commitments exceeding USD 100 million.

10. Insurance – Changes regarding insurance or insurance coverage exceeding USD 100 million.

11. Litigation – Entering into major litigation and settlement of disputes of major significance in or out of court.

12. Other – Other issues of major economic or other significance, for the Millicom Group as a whole.

2.3	Describe in further detail how you concluded your CEO and the Executive Team members as a group are the CODM. As part of your response, tell us how resource allocation decisions are made by the group.

The CEO and the Executive Team members are the CODM because they have the responsibility for the execution of the Annual Budget approved by the Board of Directors (BOD), and for all resource allocation decisions, such as CAPEX allocation, financing, human capital, commercial strategy, management fees allocation, etc., which are done in line with BOD’s budget approval. Deviations from the approved budget, new opportunities and special projects are discussed and either approved or rejected by the CODM. Additionally, they monitor the performance of the segment through regular meetings to discuss and evaluate the segment results.

The process takes place as follows:

-	The CODM is a formally constituted committee, to which the Board of Directors has delegated responsibilities, except for the Board Reserved Matters (refer to answer 2.2. above).

-	The CODM is comprised of a diverge range of members with varying backgrounds and expertise.

-	Decisions within the CODM are reached through consensus after reviewing the monthly updates discussed in our answer to question 3. Below.

-	The CODM’s decisions are documented and communicated to the relevant stakeholders.

2.4	Your response states the yearly budgeting process follows a similar approach to the monthly finance calls by operating country usually with the CEO, COO, and local General Managers and CFOs where monthly performance is discussed. Please expand on your discussion of the budgeting process. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget. Ensure your response includes a detailed discussion of the budgeting process by country and for the Honduras joint venture.

The budget process at the corporate level is co-owned by teams reporting to the CFO, COO and CTIO (together the ‘Corporate Teams’):

-	Group Financial Planning and analysis (FP&A) under the CFO leadership is responsible for the calendar execution and finance deliverables across the Group;

-	Group Commercial Analytics under the COO leadership is responsible for the commercial strategy incorporated towards the group targets; and

-	Group Investment Strategy team under the CTIO leadership is responsible for determining the CAPEX allocation in line to the group targets.

At the operations level, the budget process is co-owned by the respective country Operation General Manager, CFO and Management team.

The budgeting process formally opens in May on the basis of the Long-Range Planning expectations approved by the BOD and closes in December of the previous year that is being budgeted for. Long-Range Planning expectations are prepared based on the Latin America region’s macro environment and outlook, market perspectives and penetration, as well as on latest global technology developments. Group public medium and long-term guidance on OCF and EFCF are also used as a basis for the top-down budget process.

Then, during May, the Corporate Teams collaborate on aligning calendar deliverables and responsibilities, communication with the CODM and the operations. Simultaneously, the Corporate Teams prepare guidance to the countries with regards to expected key business drivers targets (i.e., commercial key performance indicators, main P&L lines, and subtypes of revenues and CAPEX drivers) and expected financial deliverables in alignment with the Long-Range Planning expectations. The Group guidance and estimated financial outcome are reviewed and approved by the Group CFO, COO & CTIO and then shared with the rest of the ET, where the CEO and ET evaluate and then ultimately approve to communicate to the country operations.

The approved guidance, Forex and template decks are shared with the country GMs, CFOs, CTIOs and Functional leaders during the month of July.

The first submission from the country operations of the budget takes place in early September. The Group FP&A issues a provisional summary report with details down to Operating Cash Flow. Corporate functions reporting to CFO, COO and CTIO review these submissions in detail and provide feedback to the operations on areas where they did not fully align with the given guidance. In the following weeks, each country presents their submitted budget to the Group ET. During these meetings the CODM either confirms the submitted budget or challenges some assumptions to be considered in the second submission (challenging assumptions, growth ambition, etc.). In the following weeks, the designated Corporate Teams work with the country operations on finding opportunities to achieve feedback expectations.

By the end of September, country operations prepare and submit their second budget for P&L, Balance Sheet (excl. taxes), CAPEX, Leases, KPIs. The following weeks all group finance run consolidations and present to the Group CFO, COO, CTIO and CEO.

During the second and third week of October, every operation presents the submitted budget to the Corporate Teams, including the CEO. The operation receives final feedback and, if needed, any adjustments need to be uploaded the following week.

The BOD receives the first preview of the budget from the CFO & ET in the first week of November. Any feedback is discussed and agreed upon between COO, CFO and country operations and integrated into the system during the following week. The final Budget is preliminary approved by the BOD in the second week of December; followed by formal communication to the countries by the CEO. The Budget is officially approved at the BOD meeting in Luxemburg during the month of February.

Approvals of each step of the budget process:

-	Guidance: Approved by the Group COO, CFO and CTIO and finally by the CODM.

-	Final Budget: Approved by the CEO, ET, and BOD.

The level of detail discussed.

-	Guidance: commercial key performance indicators, main P&L lines, and subtypes of revenues and CAPEX drivers.

-	Budget in the Operations: Full detail from drivers to financial outcomes.

-	Budget Submissions: On PARMIS the tool needs to be loaded at a detailed level including all main Profit & Loss accounts and Key KPIs.

Honduras follows the same flow as the other operations; the added complexity is:

-	Guidance: while prepared by Millicom as any other operations, guidance is reviewed, and target shared and approved by the non-controlling shareholder.

-	Budget review: presented on the operational board within the corporate deadlines.

-	Final budget: reviewed and approved on operational board with the non-controlling shareholder. And then approved with the rest of the countries by the ET, CEO and BOD.

2.5	More fully describe how country General Managers are compensated, including whether and the extent to which their compensation is based on the financial performance of the country they are responsible for.

The country GMs compensation package is as follows:

•	Base pay (depending on the grade each of them have)

o	Management Grade 19 are for the larger operations.

o	Management Grade 18 are for the medium size operations.

o	Management Grade 17 are for the small size operations.

•	Base bonus – which can be up to 150% of their base salary, as follows:

1.	Short Term Incentive Cash and Deferred Stock Plan (granted in time-restricted Millicom’s US listed shares upon service conditions), up to 50% and 65% of base pay, respectively, as follows:

-	70% based on country operations financial metrics targets (namely Service Revenue, EBITDA and Operating Free Cash Flow) as defined by the ET as part of the budget process and endorsed by the Group Compensation Committee.

-	30% based on personal performance and development plan agreed with COO at the beginning of the year.

2.	Long Term Incentive – Performance Share Plan, granted in Millicom’s US listed shares upon service and performance conditions – Up to 35% of base pay, as follows:

-	100% based on financial Group metrics vs. targets (namely Service Revenue, EBITDA and Operating Cash Flow after Leases) as defined by the ET as part of the budget process and endorsed by the Group Compensation Committee. The financial / business metrics targets are common to all the Global Senior Management team (except for Honduras joint venture where the LTI targets are entirely based on the respective GM’s country of operation).

Short-term ad long term incentive achievements and outcome are subject to the Group Compensation Committee approval for both, the country operations and the central functions.

3.	We note your CODM reviews monthly financial performance for every country and has access to granular information on a country-by-country basis. Tell us in detail what consolidated and disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, also tell us what financial information the CODM receives about the Honduras joint venture, including whether the corresponding amount of equity method income or loss is provided. Finally, tell us what disaggregated financial information is provided to the Board of Directors.

On a monthly basis, the ET (CODM) receives from each EVP an update on their respective field of actions and responsibilities.

The typical monthly report reviewed by the CODM is focused on Group Segment information. Some operational information with respect to the country operations are also provided as complementary information, however, the CODM does not use that information to assess performance and allocate resources, for the following reasons:

-	CODM predominantly reviews some Segment’s financial performance and main KPIs, including Honduras as fully consolidated.

-	CODM reviews commercials KPIs on a segment basis, such as net promoter score, commercial performance overview, etc.,

-	CODM reviews the technical (Factory) aspects, such as CAPEX execution, savings, and reallocations across operations, network OPEX execution and performance.

-	The CODM only reviews detailed financial information from below the Group Segment on an exceptional basis e.g. in case of an unusual transaction, new material agreement, etc. In general, this information is rather provided on an ‘FYI’ basis and not discussed during ET meetings.

-	The CODM uses a variety of factors to make resource allocation decisions, including strategic priorities, customer needs, and competitive pressures, and therefore, a broader range of factors than just financial performance.

The above presentations do not include the corresponding amount of equity method income or loss of the Honduras joint venture.

The financial information provided to the Board of Directors is a sub-set of the material reviewed by CODM, with similar content scope but with slightly less granularity. Materials are presented based on Honduras being included in the information, which is the way management reviews the financial performance of the group vs budget.

4.	You indicate in your response that there is a capital budgeting and approval process through which the CODM reviews and allocates CAPEX investments’ portfolio across the Group Segment. Please describe this process in further detail, including additional discussion of your statement that CAPEX allocation between countries might be changed during the year and done at the expense of certain individual operations to the benefit of others.

During each budget cycle, each country submits a project portfolio for the upcoming year, encompassing all required CAPEX investments to sustain and grow business in each of our business units. The regional Investment Strategy team then consolidates all initiatives into a unified project portfolio across our group segment. This portfolio undergoes detail analysis and prioritization, taking into account several variables including strategic alignment with the Group’s overall strategy, return on investment metrics, execution complexity, and general impact on our business and sustainability goals.

The CODM will in turn analyze the consolidated portfolio and decide the final CAPEX allocation by country to be executed in the following year. In the following months, countries will then proceed to create individual CAPEX Approval Requests (CAR) for each project, providing a detailed justification and business case for each investment. Such CARs are analyzed by the Group CAR committee where the CTIO, CFO, COO and other regional business leaders (Vice presidents reporting to the CTIO, CFO or COO) participate to review each investment before an approval is released for countries to execute the projects.

See image below summarizing the approval process:

As well as the approval authority matrix:

The CAR review process will often result in opportunities to streamline investments either because the scope can be optimized or because the group Procurement team has been able to negotiate better pricing with our vendors. These opportunities are considered savings to the CAPEX of the country and are held and applied centrally by the Group Investment Strategy team. Country’s GM cannot reallocate any such savings to its operation if this has not been decided by the Group Investment Strategy team. In addition, the CODM may decide throughout the year to increase or decrease the level of investments in a particular area which may result in additional requested savings from the countries that will also be applied centrally.

At any given time during the year, the CODM may convene to define if some or all of the centrally banked savings should be released to a specific country where we have attractive business opportunities or critical business continuity needs. In summary, the entire CAPEX envelope is managed as a single budget and is reallocated between countries depending on business needs and opportunities.

5.	You state in your response to prior comment 2 that the CODM reviews monthly financial performance for every country, the COO and local Managers discuss performance upon operating countries submitting monthly reporting, that the operating country and usually the CEO, COO and local General Managers and CFOs discuss monthly performance, and that the same approach is followed for the purpose of the yearly budget process. Please provide us your analysis as to whether each of the countries meet each of the characteristics of an operating segment in IFRS 8.5(a) through (c). Similarly, please provide us with your analysis of whether the Honduras joint venture meets the characteristics of an operating segment.

First, we would like to clarify the type of touchpoints and meetings which takes place between CODM members and country GMs and CFOs:

1.	CEO review calls: On a monthly basis, a part of the CODM, typically the CEO and the CEAO (Chief External Affairs Officer) have calls with country GMs and CFOs to review hot topics, regulatory updates, and to understand operational KPIs and financial performance against budget – mostly at the level of services provided - as well as Group strategy implementation within their country of operations. COO did not attend these calls. Any decision point on key operating decisions – as defined in our answer to question 3. above – is taken back to the monthly full CODM meeting and agreed upon as explained in our answer to question 2.3. As an example, country GMs might ask to deviate from budget and get additional financing to acquire a new spectrum band. The point would be taken to the next full Group Capex Committee and CODM meeting and business case reviewed considering the needs and opportunities of the segment before a decision about allocating resources to that specific operation is made.

2.	COO touchpoints: Once a year, COO organizes a GM meeting where he gathers all GMs in order to discuss Group strategy and targets. He then holds separate weekly calls with the GMs in his role of their line and segment manager. There are no formal decks being reviewed during these calls.

Group CFO finance calls: Group CFO and Group FP&A team organize and conduct monthly finance calls. During these calls, local GMs and CFOs present the macroeconomic evolution and financial performance of their country operations. The purpose of these calls is for the Group CFO to monitor progress against budget and prepare for any potential questions that may arise during the quarterly investors’ call.

Beside this, country information is also provided as additional details in the CODM package for their monthly meetings, as explained in our response to question 3 above. Nevertheless, it is important to note that country information is primarily composed of operational as well as market share data and represents a minor portion of the monthly pack.

As described above, the CODM receives operating results and other information at the country level to inform themselves on country activities. However, it is crucial to understand that no decisions, as defined in our answer to question 3. above, about resource allocations are made on these calls. Indeed, the overall assessment of performance and the allocation of resources (also through the budgeting process) is performed at the level of the Group during ET meetings and, also, through the Group Capex Committee as it pertains to allocation of resources, and not at the country level.

Finally, the country operations, including the Honduras joint venture, meet the characteristics of an operating segment in IFRS 8.5 (a) and (c), as they engage in business activities from which they earn revenues, incur expenses and discrete financial information is available for each of them.

In conclusion, building upon the facts summarized above and elsewhere in this letter, Millicom is managing, assessing performance and allocating resources to a group of countries as a single segment because:

-	CODM believes that this is the most efficient and effective way to allocate resources in the best interest of the Group;

-	Key operating decisions are made by considering the needs and opportunities of the segment first, before allocating resources to countries.

As a result, Millicom concluded that the criteria of IFRS 8.5 (b) are not met.

6.	We continue to consider your responses to prior comments 4 and 5.

Noted.